Exhibit 99.1

UPDATE ON PROPOSED VOLUNTARY OFFER FOR SHARES IN CASCAL N.V.

Sembcorp Industries Ltd (the Company) would like to provide an update on the legal action commenced by Cascal N.V. (Cascal) in the United States in connection to the proposed voluntary tender offer for the common stock of Cascal as announced on April 26, 2010.

Legal proceedings have been filed by Cascal in the New York District Court seeking, inter alia, to enjoin the tender offer and to claim unspecified damages. The summons have been served on the Company and its subsidiary Sembcorp Utilities Pte Ltd.

The Company has appointed US lawyers to act on its and its subsidiary’s behalf to respond to the claim and will make further announcements as and when appropriate. Nonetheless it is our position that we are not in breach of any laws, regulations or contractual obligations in respect of the transaction.